UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2023

Commission File Number: 001-41411

Haleon plc
(Translation of registrant’s name into English)

Building 5, First Floor, The Heights,
Weybridge, Surrey, KT13 0NY
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒	Form 40-F ☐

EXHIBIT INDEX

Exhibit Number	Description
99.1	10 October 2023 - “Holding(s) in Company”

99.1

10 October 2023

HALEON PLC
("Haleon" or "the Company")

TR-1: Standard form for notification of major holdings

1. Issuer Details

ISIN
GB00BMX86B70

Issuer Name
HALEON PLC

UK or Non-UK Issuer
UK

2. Reason for Notification
An acquisition or disposal of voting rights

3. Details of person subject to the notification obligation

Name
GSK plc

City of registered office (if applicable)
BRENTFORD

Country of registered office (if applicable)
United Kingdom

Name	City of registered office	Country of registered office
GSK GP 1 Limited	Edinburgh	Scotland
GSK LP Limited	London	England

4. Details of the shareholder

Name	City of registered office	Country of registered office
Vidacos Nominees Limited	London	England

5. Date on which the threshold was crossed or reached

06-Oct-2023

6. Date on which Issuer notified

09-Oct-2023

7. Total positions of person(s) subject to the notification obligation

	% of voting rights attached to shares (total of 8.A)	% of voting rights through financial instruments (total of 8.B 1 + 8.B 2)	Total of both in % (8.A + 8.B)	Total number of voting rights held in issuer
Resulting situation on the date on which threshold was crossed or reached	7.420000	0.000000	7.420000	685320110
Position of previous notification (if applicable)	10.350000	0.000000	10.350000

8. Notified details of the resulting situation on the date on which the threshold was crossed or reached

8A. Voting rights attached to shares

Class/Type of shares ISIN code(if possible)	Number of direct voting rights (DTR5.1)	Number of indirect voting rights (DTR5.2.1)	% of direct voting rights (DTR5.1)	% of indirect voting rights (DTR5.2.1)
GB00BMX86B70	0	685320110	0.000000	7.420000
Sub Total 8.A	685320110		7.420000%

8B1. Financial Instruments according to (DTR5.3.1R.(1) (a))

Type of financial instrument	Expiration date	Exercise/conversion period	Number of voting rights that may be acquired if the instrument is exercised/converted	% of voting rights

Sub Total 8.B1

8B2. Financial Instruments with similar economic effect according to (DTR5.3.1R.(1) (b))

Type of financial instrument	Expiration date	Exercise/conversion period	Physical or cash settlement	Number of voting rights	% of voting rights

Sub Total 8.B2

9. Information in relation to the person subject to the notification obligation

2. Full chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held starting with the ultimate controlling natural person or legal entities (please add additional rows as necessary)

Ultimate controlling person	Name of controlled undertaking	% of voting rights if it equals or is higher than the notifiable threshold	% of voting rights through financial instruments if it equals or is higher than the notifiable threshold	Total of both if it equals or is higher than the notifiable threshold
GSK plc (Chain 1)		2.850000		2.850000%
GSK plc (Chain 1)	GlaxoSmithKline Holdings Limited (Chain 1)	2.850000		2.850000%
GSK plc (Chain 1)	GlaxoSmithKline Finance plc (Chain 1)	2.850000		2.850000%
GSK plc (Chain 1)	Glaxo Group Limited (Chain 1)	2.850000		2.850000%
GSK plc (Chain 2)		4.580000		4.580000%
GSK plc (Chain 2)	GSK LP Limited (Chain 2)	4.580000		4.580000%
GSK plc (Chain 2)	GSK GP 1 Limited (Chain 2)	4.580000		4.580000%
GSK plc (Chain 2)	GSK (No. 1) Scottish Limited Partnership (Chain 2)	4.580000		4.580000%

10. In case of proxy voting

Name of the proxy holder

The number and % of voting rights held

The date until which the voting rights will be held

11. Additional Information

GSK plc is making this notification on behalf of itself and on behalf of GSK LP Limited and GSK GP 1 Limited.This notification relates to the sale by GSK (No.1) Scottish Limited Partnership, GSK (No.2) Scottish Limited Partnership and GSK (No.3) Scottish Limited Partnership (entities that are indirectly wholly-owned by GSK plc) of (in the case of GSK (No.1) Scottish Limited Partnership) a portion of its interest and (in the case of GSK (No.2) Scottish Limited Partnership and GSK (No.3) Scottish Limited Partnership) all of their respective interests in Haleon plc.GSK GP 1 Limited is the sole general partner of GSK (No.1) Scottish Limited Partnership and GSK (No.2) Scottish Limited Partnership. GSK LP Limited is the sole limited partner of GSK (No.1) Scottish Limited Partnership, GSK (No.2) Scottish Limited Partnership and GSK (No.3) Scottish Limited Partnership.Glaxo Group Limited and GSK (No.1) Scottish Limited Partnership hold their shares in Haleon plc via a custodian, Vidacos Nominees Limited, which holds the legal title to those shares on their behalf pursuant to a custody arrangement.

12. Date of Completion

09-Oct-2023

13. Place Of Completion

London, England

Amanda Mellor, Company Secretary

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HALEON PLC (Registrant)
Date: October 10, 2023	By:	/s/ Amanda Mellor
		Name:	Amanda Mellor
		Title:	Company Secretary